Exhibit 99.2

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2023	2022	2022
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	14,773	41,075	19,240
Short-term bank deposits	3,805	-	10,070
Trade receivables	1,860	374	1,097
Other current assets	921	958	1,016
Inventory	3,451	855	2,026
Total current assets	24,810	43,262	33,449

Non-current assets
Property and equipment, net	252	211	218
Restricted deposits	206	197	201
Right of use asset, net	354	780	567
Total non-current assets	812	1,188	986
Total assets	25,622	44,450	34,435

Current liabilities
Promissory note, net	7,097	-	-
Current maturities of leasing liabilities	429	467	467
Trade payables	2,896	778	1,956
Other current liabilities	2,456	3,642	2,872
Derivative warrants liability	1,819	4,023	1,151
Liability in respect of government grants	401	109	335
Total current liabilities	15,098	9,019	6,781

Non-current liabilities
Liability in respect of government grants	970	1,173	919
Leasing liability, net current	-	395	181
Total non-current liabilities	970	1,568	1,100

Shareholders’ equity
Share capital and premium	118,559	112,708	118,284
Capital reserve in respect of share-based payment	10,523	9,868	10,045
Accumulated deficit	(119,528)	(88,713)	(101,775)
Total shareholders’ equity	9,554	33,863	26,554

Total liabilities and shareholders’ equity	25,622	44,450	34,435

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
Revenues	1,475	382	1,193
Cost of revenues	(1,008)	(267)	(829)
Gross profit	467	115	364

Research and development expenses, net	(12,188)	(10,184)	(21,490)
Selling and marketing expenses	(1,449)	(481)	(1,591)
General and administrative expenses	(4,468)	(2,511)	(6,492)
Operating loss	(17,638)	(13,061)	(29,209)

Financing expenses	(800)	(869)	(852)
Financing income	685	2,030	5,099
Financing income (expenses), net	(115)	1,161	4,247

Loss for the period	(17,753)	(11,900)	(24,962)
Comprehensive loss for the period	(17,753)	(11,900)	(24,962)

Basic and diluted loss per share	(0.64)	(1.15)	(1.44)
Weighted average of number of shares used to calculate the basic and diluted loss per share	27,839,012	10,334,303	17,300,596

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the six-month period ended June 30, 2023

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2023 (audited)	118,284	10,045	(101,775)	26,554
Share-based payment to employees	-	478	-	478
Net amount allocated to ADS issued as Commitment Shares in transaction of equity line	87	-	-	87
Issuance of ADS resulted from partial exercise of Commitment Amount under equity line	188	-	-	188
Comprehensive loss for the period	-	-	(17,753)	(17,753)
Balance as of June 30, 2023 (unaudited)	118,559	10,523	(119,528)	9,554

For the six-month period ended June 30, 2022

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2022 (audited)	80,440	8,425	(76,813)	12,052
Share-based payment to employees	-	545	-	545
Share-based payment to service provider	-	1,056	-	1,056
Partial exercise of over-allotment option into warrants	-	(158)	-	(158)
Net proceed allocated to ADS and ADS to be issued through initial public offering	32,268	-	-	32,268
Comprehensive loss for the period	-	-	(11,900)	(11,900)
Balance as of June 30, 2022 (unaudited)	112,708	9,868	(88,713)	33,863

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the year ended December 31, 2022

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2022	80,440	8,425	(76,813)	12,052
Share-based payment to employees	-	1,157	-	1,157
Share-based payment to service provider	-	1,056	-	1,056
Partial exercise of over-allotment option into warrants	-	(158)	-	(158)
Expiration of over-allotment option	435	(435)	-	-
Net proceed allocated to ADS and prefunded warrants through initial public offering	32,268	-	-	32,268
Issuance of ADS through private placement transaction	5,141	-	-	5,141
Comprehensive loss for the year	-	-	(24,962)	(24,962)
Balance as of December 31, 2022	118,284	10,045	(101,775)	26,554

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
Cash flow from operating activity
Comprehensive loss for the period	(17,753)	(11,900)	(24,962)
Adjustments required to present cash flows from operating activities (Appendix A)	(214)	(12)	(3,408)
Net cash used in operating activities	(17,967)	(11,912)	(28,370)

Cash flows from investment activity
Change in restricted deposits	(5)	(6)	-
Changes in short-term deposits	6,265	5,012	(5,058)
Purchase of property and equipment	(75)	(4)	(62)
Net cash provided by (used in) investment activity	6,185	5,002	(5,120)

Cash flows from financing activity
Net proceeds received from issuance of unit includes put options, promissory note and ADS as Commitment Shares in transaction of equity line granted	7,170	-	-
Proceeds received from issuance of ADS through private placement transaction	-	-	5,141
Proceeds received from issuance of ADS resulted from partial exercise of Commitment Amount under equity line	188	-	-
Net proceeds from issuance of ADS, pre-funded warrants and warrants through initial public offering	-	37,578	37,298
Repayment of principal in respect of lease liability	(234)	(234)	(467)
Net cash provided by financing activity	7,124	37,344	41,972

Change in balance of cash and cash equivalents	(4,658)	30,434	8,482

Exchange differences on cash and cash equivalents	191	1,958	2,075

Balance of cash and cash equivalents, beginning of period	19,240	8,683	8,683

Balance of cash and cash equivalents, end of period	14,773	41,075	19,240

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
Appendix A – Adjustments required to present cash flows from operating activities

Income and expenses not involving cash flows
Depreciation	41	31	82
Amortization of right for use asset	213	212	425
Interest expenses related to leasing liabilities	15	24	43
Share-based payment to employees and service providers	478	545	1,157
Direct and incremental issuance cost allocated to derivative warrant liability through U.S IPO	-	723	723
Revaluation of derivative warrant liability	668	(82)	(2,954)
Recognition of discount, interest and exchange differences expenses related to Promissory Note	14	-	-
Exchange differences on cash and cash equivalent	(191)	(1,958)	(2,085)
Changes in liability in respect of government grants	117	114	86
	1,355	(391)	(2,523)

Changes in asset and liability items
Decrease in other current assets	95	201	143
Decrease (increase) in trade receivables	(763)	127	(596)
Increase in inventory	(1,425)	(30)	(1,201)
Increase (decrease) in trade payables	940	(164)	1,014
Increase in other current liabilities	(416)	245	(245)
	(1,569)	379	(885)

	(214)	(12)	(3,408)

Appendix B – Non-cash investment and financing activities

Direct and incremental stock-based payment expenses allocated to ADS and pre-fund warrants through U.S. IPO	-	960	960
Offering costs not yet paid	-	280	-
Classification of equity amount to derivative warrants liability due to partial exercise of over-allotment option into warrants	-	158	158

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General

A.	Incorporation and operations

Saverone 2014 Ltd. (the “Company”) was founded in Israel on November 16, 2014 and commenced its business activity on that date (the “Inception Date”). From the Inception Date, the Company has been active in one operating segment, i.e., development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving (the “Saverone System”).

B.	The Company’s business position

The Company is currently in the research and development stage and has not yet shown any profits. From the Inception Date and through June 30, 2023, the Company reported losses and a negative cash flow from current operating activity. As of June 30, 2023, the Company has an accumulated deficit of NIS 119,528 and it had a comprehensive loss of NIS 17,753 for the period of six months ended June 30, 2023. The Company plans to finance its operations through sale of equity and through increasing its revenues from product sales. However, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to continue its operations as a going concern.

On June 6, 2022, the Company completed an underwritten U.S. IPO (“U.S. IPO”) on the Nasdaq under which the Company issued and sold (i) number of 2,941,918 units, each unit consisting of one American Depositary Share (“ADS”) and one warrant to purchase one ADS (“Warrant”) at an offering price of $4.13 per unit and (ii) number of 208,282 pre-funded units, each unit consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS at an offering price of $4.129 per pre-funded unit. The Company received gross proceeds of approximately $13 million (approximately NIS 43,441) before direct and incremental costs incurred of NIS 7,949 (the cash expenses amounted to NIS 6,893). In addition, the Company allotted to the underwriter as share-based payment by issuance of 157,510 warrants (“Representative’s Warrant”) and 469,654 over-allotment option (“Over-Allotment Option”) which was partially exercised.

On December 11, 2022, the Company entered into a Definitive Securities Purchase Agreement with certain purchaser, under which the Company issued 809,061 ADS for total net proceeds of approximately $1.5 million (approximately NIS 5,141).

On June 5, 2023, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”), under which the Company has the right to sell to Yorkville from time to time up to $10,000 thousand (the “Commitment Amount”) of the Company’s ADS, during a limited period of 48-months following the execution of the SEPA, at a price equal to 95% of the lowest of the 3 daily VWAPs (as defined in the SEPA) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such ADSs (the “Advance Shares”). Upon execution of the SEPA, Yorkville advanced to the Company, an amount of $2,000 thousand out of the Commitment Amount in form of promissory note which accrues interest at a rate of 8% and will be mature on the 12-months anniversary of execution based on payments schedule either in cash or by issuance of Advance Shares. See Notes 3 and 8B below.

Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that based on its cash on hand as of June 30, 2023 and its right for Commitment Amount under SEPA and determined that these conditions do not raise substantial doubt about the Company’s ability to continue as a going concern.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies

A.	Basis of presentation

The accompanying unaudited condensed financial statements and related notes should be read in conjunction with the Company’s financial statements and related notes included elsewhere in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the Securities and Exchange Commission (“SEC”) on April 27, 2023. The unaudited condensed interim financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other interim period or for any future period.

B.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

C.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

D.	Basic and diluted net loss per ordinary share

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period (including shares that were fully paid under the pre-funded amount). Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to options and certain warrants and using the if-converted method with respect to certain warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

During the period of six months ended June 30, 2023 and 2022, the total weighted average number of ordinary shares, par value NIS 0.01 per share, of the Company related to outstanding options and warrants excluded from the calculation of the diluted loss per share was 18,997,479 and 4,352,144, respectively.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

E.	Issuance of financial instruments as part of a package

The total proceeds received from issuance of financial instruments as part of a package are allocated to identified financial instruments included in the package based on their fair value whereby the fair value is first allocated to financial assets or financial liabilities measured in subsequent periods at fair value through profit and loss and then it is allocated to financial liabilities measured at fair value only upon initial recognition. The balance of the proceeds is allocated to equity instruments if any, in accordance with the “residual approach”. The fair value of the instruments included in the package is determined on the basis of their market values proximate to their date of issue. Issuance costs are attributed to items included in the package on the basis of the manner in which the proceeds of the package are allocated as above.

F.	Settlement of financial liabilities through equity instruments

In cases in which a partial or full settlement is made of financial liabilities through equity instruments, the equity instruments transferred to the holder of the financial liability are measured at the fair value of the equity instrument if it is possible to estimate the fair value reliably. In cases in which it is not possible to estimate the fair value reliably, the measurement of the equity instruments is carried out on the basis of the fair value of the financial liability being settled (or a part thereof), at the date of settlement. The difference between the fair value of the equity instruments used to settle the financial liability being settled and the carrying value of the liability is carried to profit and loss.

G.	Embedded derivative financial instruments not used for hedging purposes

Derivatives embedded in a host contract that is a financial asset under the purview of the Standard are not separated from the host contract. Rather, the hybrid contract in its entirety is measured at amortized cost or fair value through profit and loss, based on the criteria for the classification of financial assets, i.e., as being contingent upon the entity’s business model and the contractual cash flows of the host contract.

When the host contract is not an asset that is subject to IFRS 9, the embedded derivative is separated from the host contract and is accounted for as a financial derivative, if and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative meets the definition of a derivative and the hybrid instrument in its entirety is not measured at fair value through profit and loss (e.g., when it is eligible to be designated for measurement at fair value through profit and loss).

Stand-alone derivative financial instruments (such as put options or forward contracts) and embedded derivatives that were separated, as above, are measured at fair value with changes in fair value regularly carried to profit and loss as financing income or expenses, as applicable.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note

On June 5, 2023, the Company entered into a Standby Equity Purchase Agreement (the “Purchase Agreement” or “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”), under which the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10,000 thousand (the “Commitment Amount”) of the Company’s ADS, each ADS representing five of the Company’s ordinary shares, NIS 0.01 par value (the “Ordinary Shares”), during a limited period of 48-months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At the Company’s option, the ADSs would be purchased by Yorkville from time to time at a price equal to 95% of the lowest of the 3 daily Volume Weighted Average Price (“VWAPs”) of the Company’s ADSs for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P during a 3 consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such ADSs (the “Advance Shares”).  As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ADSs up to the Commitment Amount, the Company agreed to issue 68,152 ADSs (the “Commitment Shares”) to Yorkville and also paid a $10,000 structuring fee to an affiliate of Yorkville.

Pursuant to the Purchase Agreement, Yorkville shall not be obligated to purchase or acquire any ADSs under the Purchase Agreement which, when aggregated with all other ADSs or Ordinary Shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of the Company’s Ordinary Shares.

Upon the execution of the Purchase Agreement, Yorkville, upon the Company’s request, advanced to the Company $2,000 thousand of the Commitment Amount (the “Promissory Note”). The Promissory Note will mature on the 12-months anniversary of execution. The Promissory Note also accrues interest at a rate of 8%, and was issued with a 3% original issue discount, and will be repaid in 10 monthly installments beginning on the 60th day following the date of the Promissory Note’s execution either in cash or by submitting an Advance Shares. Each such installment shall include an equal portion of the outstanding balance plus all accrued and unpaid interest on the Promissory Note as of such installment date.

Yorkville’s obligation to purchase the Company’s ADSs pursuant to the Purchase Agreement was subject to a number of conditions, including that a registration statement (the “Registration Statement”) be filed with the SEC, registering the Commitment Shares issued and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act of 1933, as amended (the “Securities Act”) and that the Registration Statement is declared effective by the SEC. On June 7, 2023, the Company filed a Registration Statement on Form F-1 which was declared effective as of June 16, 2023 (the “Effective Date”).

In accordance with IFRS and based on the overall contractual framework between the parties and the fact that the Purchase Agreement and the Promissory Note were executed at the same date, both agreements were accounted for as one transaction as an issuance of a package that includes (1) right to sell Advance Shares (the “Put Options”), (2) Promissory Note and (3) Commitment Shares.

At the initial date, the SEPA essentially constitutes series of Put Options under which the Company may (but not obliged to) sell to Yorkville an Ordinary Shares at a sale price representing a discount at a rate of 5% of the share market price at the exercise date of such put option. At subsequent date, upon exercise of each of the Put options, a financial liability will be recognized at fair value through profits and losses over a limited period until the date in which the exercise will be fixed and known based on the aforesaid VWAPs mechanism.

At the initial date, the proceeds received by the Company shall be allocated to the Promissory Note based on its fair value amount and the remaining amount will be allocated to the Commitment Shares as a residual amount. At subsequent dates, the Company will record a discount expense over the economic life of the Promissory Note based on the effective interest rate method.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Execution of Standby Equity Purchase Agreement and Promissory Note (Cont.)

Pursuant to the above, at the initial date the net proceeds received was allocated to identified components as follows:

Fair value at Closing Date
Unaudited

Put Options (*)	-
Promissory Note (**)	7,083
Commitment Shares	87
Total gross consideration	7,170

(*)	Management by using the assistance of third-party appraiser has determined that the fair value of the Put Options is zero as the exercise price of the Put Options is out of money at any exercise date.

(**)	The fair value of the Promissory Note was based on rating model using a discount rate of 17.51% which represented the applicable rate of risk for the Company, as determined by management using the assistance of third-party appraiser.

The following tabular presentation reflects the reconciliation of the carrying amount of the Promissory Note during the period commencing the Closing Date through June 30, 2023:

Six months period ended June 30,
2023
Unaudited
Opening balance	-
Net amount allocated to Promissory Note at initial date	7,083
Recognition of discount, interest and exchange differences expenses	42
Income from exchange differences	(28)
Closing balance	7,097

During the period commencing the Effective Date through June 30, 2023, the Company sold 200,000 Advance Shares to Yorkville out of the Commitment Amount under SEPA for a total purchase price of $53 thousand (approximately NIS 188). See Note 4C below.

For selling of Advance Shares to Yorkville out of the Commitment Amount subsequent to balance sheet date, see also Note 8B below.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 4 - Share capital and reserves

A.	Composition of share capital

	June 30, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited
Ordinary shares, par value NIS 0.01 each	100,000,000	28,321,656	100,000,000	27,780,896

B.	Rights attached to the ordinary shares

The ordinary shares of the Company grant the holders thereof the right to participate and vote in shareholders meetings, the right to receive a dividend, as declared, the right to participate in distributions of bonus shares and the right to participate in the distribution of the assets of the Company upon liquidation.

C.	Changes in the issued and outstanding capital

Six months period ended June 30, 2023
Unaudited
Balance as of January 1, 2023	27,780,896
Issuance of Commitment Shares in transaction of equity line granted (see Note 3 above)	340,760
Issuance of Advance Shares resulted from partial exercise of Commitment Amount (see Note 3 above)	200,000
Balance as of June 30, 2023	28,321,656

Note 5 - Options grant

During the six-month period ended June 30, 2023, the Company’s Board of Directors approved an allotment of 114,000 options exercisable into shares of the Company, to several grantees. Each option is exercisable into one ordinary share of the Company par value NIS 0.01, over a vesting terms as determined by the Company’s Board of Directors, against a cash exercise price of NIS 1.09 per share (subject to standard adjustments). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 104 which will be carried to profit and loss over the vesting period.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 6 - Loss per share

The following table presents a summary of the loss and number of shares (including adjustments to such data) that were taken into consideration for purposes of computing the loss per share (both basic and diluted).

	Six months period ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
Loss attributed to the shareholders of the Company for purposes of computing the basic and diluted loss per share	(17,753)	(11,900)	(24,962)

	Number of shares
	Six months period ended June 30,		Year Ended December 31,
	2023	2022	2022
	Unaudited		Audited
Weighted number of shares	27,839,012	10,178,955	17,300,596
Weighted number of shares to be issued upon full exercise of pre-funded warrants	-	155,348	-
Weighted number of shares used in computing basic and diluted loss per share	27,839,012	10,334,303	17,300,596

Note 7 - Financial risk factors

The Company’s activities expose it to a variety of financial risks.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December 31, 2022.

There have been no changes in the risk management policies since the year-end.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 8 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued (August 29, 2023). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Re-approval of employment terms of the Company’s CEO

On August 14, 2023, the Annual and Special General Meeting of Shareholders of the Company reapproved the terms of the consulting agreement (the “Agreement”) with Mr. Ori Gilboa, under which Mr. Gilboa will continue to be engaged as the Company’s Chief Executive Officer on full time basis over a period of three years commencing September 1, 2023. The Agreement may be terminated at any time by Mr. Gilboa or by the Company by giving the other party 90 days advance notice in writing, provided that the Company may terminate the agreement forthwith for cause (as defined in the Agreement) without advance notice.

In consideration for the services rendered by Mr. Gilboa, the Company shall pay to Mr. Gilboa a monthly consulting fee in the amount of NIS 120 plus VAT, if required by law, which shall be indexed on quarterly basis to the Israeli consumer price index (the “Consulting Fee”).

Mr. Gilboa shall be entitled to a contingent annual bonus of up to six monthly Consulting Fees, as may be adjusted from time to time in accordance with the terms of the Agreement, provided that Mr. Gilboa has fulfilled the measurable objectives which shall be determined by Compensation Committee and the Company’s Board of Directors on annual basis in accordance with the provisions of the Company’s Compensation Policy that will be in existence at the relevant time.

Mr. Gilboa shall be entitled, subject to (1) the terms of our 2015 Share Incentive Plan and (2)(A) the execution of a form of an award grant letter agreement with respect to RSUs (the “RSU Agreement”), which shall be approved and adopted by the Company and (B) the execution all other required documents and agreements required by the Company, 900,000 RSUs, representing approximately 3% of the Company’s issued and outstanding shares as of the date of the grant, subject to, among other things, the vesting schedule determined in the RSU Agreement.

B.	Partial exercise of Commitment Amount

As noted in Note 3 above, during the period commencing July 1, 2023 through the date of these financial statements, the Company sold 583,335 Advance Shares to Yorkville out of the Commitment Amount under SEPA for a total purchase price of $134 thousand (approximately NIS 497).